Exhibit 99.1

Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                     A Publicly-Held Company                                                  NIRE 35300010230

MATERIAL FACT

In addition to the Material Fact disclosed on February 1, 2021, ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors declared how the payout of R$0.1394 net for each share held will be carried out, of which R$0.096407 as dividends and R$0.042993 as interest on capital, net (R$0.05058 gross), totaling R$1,361 million, net of taxes.

As previously informed, stockholders will be paid on March 12, 2021, based on the final stockholding position recorded on February 25, 2021.

If you have any question, please click on www.itau.com.br/relacoes-com-investidores as follows: Contact IR > Service.

São Paulo (SP), February 25, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence